SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2005

B.V.R. SYSTEMS (1998) LTD.

(Name of Registrant)

16 HA’MELACHA STREET PARK AFEK, ROSH HA’AYIN 48091, ISRAEL

(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BVR Systems Receives Additional Contract
to Provide In-Flight Electronic Warfare Simulator (IFEWS)
to the Israeli Air Force (IAF)

ROSH HA’AYIN, Israel, December 6, 2005 – BVR Systems (1998) Ltd. (OTCB Bulletin Board: BVRSF), announced today the award of a contract for the provision of its In-Flight Electronic Warfare Simulator – IFEWS – product for the Israel Air Force (IAF). The contract includes the installation of the IFEWS system on-board the CH-53 Sea Stallion helicopter and the C-130 Hercules aircraft. BVR will provide airborne units and ground stations that compose a comprehensive training package for this state-of-the-art training system.

The IFEWS system is an autonomous, on-board threat-environment training suite. The system is an airborne, rangeless, embedded simulator for the training and debriefing of Electronic Warfare (EW) scenarios.

IFEWS simulates the aircraft EW systems, during flight, thus providing a software-based virtual EW range, and saving millions of dollars otherwise spent on the operations of expensive emitters. IFEWS provides the ability to define realistic threat entities, create true-to-life EW training scenarios, perform the training flight anywhere with no dependency on a ground instrumentation range, and debrief the exercise post-flight.

BVR Systems’ Chief Executive Officer, Mr Ilan Gillies, commented that “This program is extremely important to us, as it is an important milestone in our road map for the embedded simulation market and the implementation of our new business strategy. We are very proud to be providing the IAF with this advanced system, particularly as the prototype system was designed with the cooperation of the IAF, and now the first production systems will be provided to the IAF. This contract proves BVR’s position as a provider of high quality and advanced embedded training solutions.”

In addition to BVR’s Embedded Virtual Avionics (EVA) product, which showcased at the recent Paris airshow on-board the M-346 lead in fighter trainer aircraft, the IFEWS system highlights BVR’s focus on this new area of embedded training systems for airborne platforms.

About BVR Systems
BVR Systems (1998) Ltd. is a world leader in advanced defense training and simulation systems. The Company offers highly efficient, cost-effective solutions to the simulation, training and debriefing needs of modern air, sea and ground forces.

For more information visit the Company’s web site at http://www.bvrsystems.com

Contact:

Shirley Shoshaney-Kleiner
Oreet - International Media
Press Relations for BVR systems
Tel: +972-3-5706527
Email: Shirley@oreet-marcom.com

Ilan Gillies - CEO
BVR Systems (1998) Ltd.
Tel +972-3-900-8000

This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the current expectations of the management of BVR only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; decline in demand for BVR’s products; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of BVR to differ materially from those contemplated in such forward-looking statements. BVR undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting BVR, reference is made to BVR’s reports filed from time to time with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BVR SYSTEMS (1998) LTD. BY: /S/ Aviv Tzidon —————————————— Aviv Tzidon Chairman of the Board of Directors

Dated: December 6, 2005